Peak Files Final Short-Form Prospectus

Montreal, Quebec--(Newsfile Corp. - June 25, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has obtained a receipt for a short form prospectus from the securities regulatory authority in the province of Quebec and has filed a final short-form prospectus dated June 22, 2021 (the "Prospectus") in the provinces of Quebec, Ontario, Alberta and British Columbia in connection with a marketed public offering (the "Offering") of units of the Company (the "Units") at a price per Unit of $2.00 (the "Offering Price") for aggregate gross proceeds of a minimum of $20,000,000 and a maximum of $50,000,000. The Offering is being led by Research Capital Corporation (the "Agent") as lead agent and sole bookrunner on a 'commercially reasonable best efforts' basis.

The Company originally filed a preliminary short form prospectus dated March 11, 2021 contemplating a maximum of $15,000,000, however, after receiving significantly increased interest for the Offering from potential investors, Peak and the Agent agreed to revise the objectives for the Offering to the amounts stated above in an amended and restated preliminary short form prospectus dated June 10, 2021. The net proceeds raised under the Offering will be used by the Company to help expand its services in China, to expand its services to markets outside of China, as well as for working capital and general corporate purposes, all as set forth in the Prospectus. The revised increased amount of the Offering is on par with amounts recently raised by some of the world's most promising Fintech companies who, according to "The Financial Brand", raised an average of USD$37M in Q1 2021, and USD$48M when looking only at North American based Fintechs.

Each Unit will be comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant of the Company (a "Warrant"). Each whole Warrant will be exercisable into one common share of the Company (a "Warrant Share") at an exercise price of $3.50 for a period of twenty-four months from the date of issuance thereof.

The Company has granted the Agent an option (the "Over-Allotment Option") to purchase up to such number of additional Units as is equal to 15% of number of Units sold pursuant to the maximum Offering at the Offering Price, which Over-Allotment Option may be exercisable at any time up to 48 hours prior to the Closing Date (as defined below).

Subject to customary closing conditions and the approval of the Canadian Securities Exchange (the "Exchange"), the Offering is expected to close on or about June 29, 2021 or such other date or dates as may be determined by the Company and the Agent (the "Closing Date").

The Company has given notice to list the Unit Shares and the Warrant Shares (including the Unit Shares and Warrant Shares issuable upon exercise of the Over-Allotment Option) on the Exchange. Listing will be subject to the Company fulfilling all of the requirements of the Exchange. A copy of the Prospectus is available under the Company's profile at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

ON BEHALF OF THE BOARD

"Johnson Joseph"

Director and CEO

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

The Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

***NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. WIRE

SERVICES***

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